December 29, 2025

Lee Michael Felty
President
Volta Streaming Inc.
71 Potato Road
Sagaponack, NY 11962

        Re: Volta Streaming Inc.
            Amendment No. 1 to Offering Statement on Form 1-A
            Filed December 23, 2025
            Offering Statement on Form 1-A
            Filed December 22, 2025
            File No. 024-12695
Dear Lee Michael Felty:

       This is to advise you that we do not intend to review your offering statement.

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A,
Rule 257 of Regulation A requires you to file periodic and current reports, including a Form
1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       Please contact Eric Envall at 202-551-3234 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Finance
cc:   Daniel Nauth